Exhibit 12.1

Advance Auto Parts, Inc.

Statement Re Computation of Ratio of Earnings to Fixed Charges

In Thousands, Except Ratio Data

	Fiscal Year (1)
	2009	2008	2007	2006	2005
Earnings:
Earnings Before Income Taxes	$431,655	$380,692	$382,634	$369,915	$378,923
Add: Fixed Charges	165,557	169,559	154,043	142,023	127,975
Less: Capitalized Interest	(186)	(2,062)	(1,384)	(821)	(261)

Adjusted Earnings	$597,026	$548,189	$535,293	$511,117	$506,637

Fixed Charges:
Interest Expense	23,523	35,791	36,193	36,813	32,645
Rental Expense	142,034	133,768	117,850	105,210	95,330

Total Fixed Charges	$165,557	$169,559	$154,043	$142,023	$127,975

Ratio of Earnings to Fixed Charges	3.6	3.2	3.5	3.6	4.0

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31st. All fiscal years presented are 52 weeks, with the exception of Fiscal 2008 which consisted of 53 weeks.